AMENDMENT NO. 1 TO SCHEDULE 13D


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
                        dick clark productions, inc.
                             (Name of Issuer)

                      Common Stock - $.01 par value
                        (Title of Class of Securities)

                                 18151200
                             (CUSIP Number)

                     Jerrold N. Fine (203) 226-7591
         Charter Oak Partners, P.O. Box 5147, Westport, CT 06881-5147 (Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                                 May 19, 1999
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 2 of 8 Pages
SCHEDULE 13D/A

CUSIP No.  18151200

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CHARTER OAK PARTNERS
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [X]
    (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
          WC
------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
    [  ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                CONNECTICUT
------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
  NUMBER OF                   0
    SHARES         -----------------------------------------------------------
 BENEFICIALLY      8.  SHARED VOTING POWER
   OWNED BY                 566,270
     EACH          -----------------------------------------------------------
   REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON                    0
     WITH          -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                              566,270
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              566,270
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [  ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              6.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                              PN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

<page


                                                            Page 3 of 8 Pages
SCHEDULE 13D/A

CUSIP No.  18151200

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               FINE PARTNERS, L.P.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [X]
    (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
         AF
------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
    [  ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE
------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
  NUMBER OF                   0
    SHARES         -----------------------------------------------------------
 BENEFICIALLY      8.  SHARED VOTING POWER
   OWNED BY                     566,270
     EACH          -----------------------------------------------------------
   REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON                      0
     WITH          -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                                566,270
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                566,270
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [  ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                6.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                PN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

<page


                                                            Page 4 of 8 Pages
SCHEDULE 13D/A

CUSIP No.  18151200

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    JERROLD N. FINE
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [X]
    (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
         AF
------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
    [  ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                 UNITED STATES
------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
  NUMBER OF                     0
    SHARES         -----------------------------------------------------------
 BENEFICIALLY      8.  SHARED VOTING POWER
   OWNED BY                     566,270
     EACH          -----------------------------------------------------------
   REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON                      0
     WITH          -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                                566,270
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                566,270
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [  ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                6.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                IN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 5 of 8 Pages

13D/A

      This Amendment No. 1 amends the statement on Schedule 13D which was filed on June 20, 1997 by the undersigned (the "Schedule 13D") with respect to the common stock, $.01 par value per share (the "Common Stock"), issued by dick clark productions, inc., a Delaware corporation (the "Company"). This Amendment does not relate to the Company's Class A Common Stock. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

Item 3 is hereby supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration

          The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Charter Oak since the filing of Schedule 13D is $1,070,386.

Item 5 is hereby amended and restated as follows:

Item 5.  Interest in Securities of the Issuer.

          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based upon 8,433,000 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 12, 1999, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended March 31, 1999 (which is the most recent Form 10-Q on file). This number reflects a 5% stock dividend payable on June 11, 1999.

          As of the close of business on May 19, 1999:

          (i) Charter Oak owns beneficially 566,270 shares of Common Stock (as adjusted to reflect the 5% stock dividend), constituting approximately 6.7% of the shares outstanding.

          (ii) (A) The General Partners of Charter Oak own no shares of Common Stock directly.

          (B) By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act") Fine Partners, L.P. and Jerrold
N. Fine may be deemed to own beneficially the 566,270 shares of Common Stock owned by Charter Oak.

                                                            Page 6 of 8 Pages

13D/A

          (b) Charter Oak, Fine Partners, L.P. and Jerrold N. Fine share power to vote and dispose of the shares of Common Stock owned by Charter Oak.

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to May 19, 1999 until May 19, 1999 by Charter Oak is set forth in Schedule A.

          (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

                                                           Page 7 of 8 Pages

                                     SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  May 24, 1999               /s/ Jerrold N. Fine, individually
                                       JERROLD N. FINE


                                   FINE PARTNERS, L.P.

                                    /s/ Jerrold N. Fine
                                       Jerrold N. Fine, as General Partner
                                         of Fine Partners, L.P.


                                   CHARTER OAK PARTNERS

                                    /s/ Robert Jaffee
                                       Robert Jaffee, as General Partner
                                         of Charter Oak Partners

                                                           Page 8 of 8 Pages

SCHEDULE A

CHARTER OAK PARTNERS


Transactions in the Common Stock


Date of                Number of                       Price Per Share
Transaction            Shares Purchased/(Sold)*          (including
                                                       commissions, if any)*

03/29/99                          1,050                      $11.1286
03/31/99                          3,045                      $10.7016
04/01/99                          3,360                      $10.6672
04/05/99                          3,675                      $ 9.802
04/06/99                          1,575                      $ 9.1444
04/15/99                          5,775                      $ 9.2130
04/16/99                          2,100                      $ 9.1048
05/13/99                          1,050                      $11.1881
05/14/99                          1,050                      $11.6346
05/19/99                          2,000                      $12.9975

                  * Shares & Prices have been adjusted to reflect the 5%
                               dividend described above.